Exhibit 99.3

Notice of our 2017 Annual and Special Meeting of Shareholders
When	Where
May 17, 2017	Eighth Avenue Place
10:00 a.m. Mountain Daylight Time (MDT)	525 – 8th Avenue SW, Suite 410
Calgary, Alberta T2P 1G1

Items of Business

1. Receive the audited consolidated financial statements and report of the auditors for the year ended December 31,
2016

2. Elect the directors

3. Appoint the auditors and authorize the directors to set the auditors’ fees

4. Participate in our ‘say on pay’ advisory vote

5. Approve a new omnibus equity incentive plan

6. Other business

Your Vote is Important

The attached Management Information Circular includes important information about what the annual and special meeting will cover, how to vote, and governance and executive compensation at Precision Drilling Corporation.

If you cannot attend the meeting, you can listen to a live audio webcast on our website (www.precisiondrilling.com).

By order of the Board of Directors,

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are Canada’s largest oilfield services company and one of the largest in the U.S. We also have operations in Mexico and the Middle East.

Our shares trade on the Toronto Stock Exchange under the symbol PD, and on the New York Stock Exchange under the symbol PDS.

Veronica H. Foley Senior Vice President, General Counsel and Corporate Secretary Precision Drilling Corporation Calgary, Alberta April 7, 2017

2017 Management Information Circular	1